MIATA METALS CORP.

(an exploration-stage company)

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND TWELVE MONTHS ENDED MARCH 31, 2024

(Unaudited - Expressed in Canadian Dollars)

Miata Metals Corp. Condensed Interim Statements of Financial Position (Unaudited - Expressed in Canadian dollars)

	Notes	March 31, 2024	March 31, 2023

ASSETS
Current Assets
Cash		$249,181	$479,380
Receivables		7,994	-
Subscription proceeds receivable	7	-	164,225
Total current assets		$257,175	$643,605

Non-Current Assets
Exploration properties	5	10,412	-
TOTAL ASSETS		$267,587	$643,605

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	6	14,766	$40,992
Due to related party	8	15,000	-
Total current liabilities		$29,766	$40,992

SHAREHOLDERS' EQUITY
Share capital	7	709,080	96,301
Special warrants	7	-	614,864
Reserves	7	145,921	-
Accumulated deficit		(617,180)	(108,552)

Total shareholders' equity		$237,821	602,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$267,587	$643,605

Nature of operations and going concern - Note 1

Subsequent events - Notes 6 and 11

Approved on behalf of the Board of Directors:

"Jacob Verbaas", Director	"James Reid", Director

The accompanying notes are an integral part of these condensed interim financial statements.

Miata Metals Corp. Condensed Interim Statements of Loss and Comprehensive Loss (Unaudited - Expressed in Canadian dollars)

		Three months ended March 31,		Twelve months ended March 31,
	Notes	2024	2023	2024	2023

EXPENSES
Professional fees		$19,054	$22,196	$137,363	$24,454
Stock-based compensation	7, 8	72,013	-	145,921	-
Exploration and evaluation expenditures	5	39,383	11,950	97,944	75,953
Office and administrative expenses	8	9,213	1,134	42,606	1,832
Management fees	8	2,250	4,663	38,971	5,193
Exchange and filing fees		4,187	-	29,903	-
Consulting	8	3,750	1,120	14,361	1,120
Marketing and investor relations		-	-	1,500	-
Foreign exchange loss		-	-	59	-

LOSS AND COMPREHENSIVE LOSS		$149,850	$41,063	$508,628	$108,552

Loss per share, basic and diluted		$0.00	$205	$0.02	$0.03

Weighted average number of common shares outstanding - basic and diluted		26,535,276	200	23,060,703	3,414,775

The accompanying notes are an integral part of these condensed interim financial statements.

Miata Metals Corp. Condensed Interim Statements of Changes in Shareholders’ Equity (Unaudited - Expressed in Canadian dollars)

		Share Capital
	Note	Number	Amount	Special Warrants	Reserves	Deficit	Total
			$	$	$	$	$
Balance, March 31, 2022		200	1	-	-	-	1
Shares issued in private placement		14,130,000	96,300	-	-	-	96,300
Shares issued in special warrant financing		-	-	619,225	-	-	619,225
Share issuance costs		-	-	(4,361)	-	-	(4,361)
Net loss for the year		-	-	-	-	(108,552)	(108,552)

Balance, March 31, 2023		14,130,200	96,301	614,864	-	(108,552)	602,613

Conversion of special warrants upon initial public listing	7	12,384,500	614,864	(614,864)	-	-	-
Share issuance costs	7	-	(7,085)	-	-	-	(7,085)
Shares issued pursuant to the Option Agreement	5	20,576	5,000	-	-	-	5,000
Share-based compensation	7	-	-	-	145,921	-	145,921
Net loss for the twelve-month period ended		-	-	-	-	(508,628)	(508,628)

Balance, March 31, 2024		26,535,276	709,080	-	145,921	(617,180)	237,821

The accompanying notes are an integral part of these condensed interim financial statements.

Miata Metals Corp. Condensed Interim Statements of Cash Flows (Unaudited - Expressed in Canadian dollars)

For the twelve months ended	March 31, 2024	March 31, 2023

OPERATING ACTIVITIES:
Net loss	$(508,628)	$(108,552)
Items not involving cash:
Share-based compensation	145,921	-
Net changes in non-cash working capital items:
Receivables	(7,994)	-
Accounts payable and accrued liabilities	(11,226)	40,992
Cash used in operating activities	(381,927)	(67,560)

INVESTING ACTIVITIES
Additions to exploration properties	(5,412)	-
Cash used by investing activities	(5,412)	-

FINANCING ACTIVITIES
Payment of shares issuance costs	(7,085)	(4,361)
Proceeds from issuance of common shares	-	95,800
Receipt of subscription proceeds receivable	164,225	-
Proceeds from issuance of special warrants	-	455,500
Cash provided by financing activities	157,140	546,939

Net change in cash	(230,199)	479,379
Cash, beginning of period	479,380	1

Cash, end of period	$249,181	$479,380

Supplemental Cashflow Disclosure - Non-cash Transactions

	Twelve months ended March 31,
	2024	2023
20,576 common shares issued in satisfaction of the four-month anniversary payment pursuant to the Option Agreement (Note 5)	$5,000	$-

See also Note 7 relating to conversion of Special Warrants

The accompanying notes are an integral part of these condensed interim financial statements.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Miata Metals Corp. ("Miata", or the "Company") was incorporated on July 12, 2021, under the laws of the Province of British Columbia, Canada, and its principal activity is the identification, evaluation, acquisition, and exploration of mineral properties in Canada.

On July 20, 2023, the Company's shares commenced trading on the Canadian Securities Exchange (the "CSE") under the ticker symbol MMET.  On September 7, 2023, the Company undertook a 2 for 1 stock split.  Accordingly, all shares and per share amounts have been retroactively adjusted to reflect this split.

The corporate head office and principal address of the Company is located at 2133-1177 West Hastings Street, Vancouver BC, V6E 3T4, Canada.  The registered and records office of the Company is suite 1200 - 750 West Pender Street, Vancouver, BC, V6C 2T8, Canada.

Change of year end

In March 2024, the Company changed its fiscal year end from March 31 to June 30. Accordingly, for the 2024 reporting year, the Company will report its audited consolidated financial statements for the fifteen-month period ending June 30, 2024, along with its comparative figures for the twelve-month period ended March 31, 2023.

Going concern

These condensed interim financial statements for the three- and twelve-months ended March 31, 2024 (the "Interim Financial Statements") are presented on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. There are conditions and events that cast significant doubt on the validity of this assumption.  The Company has working capital at March 31, 2024 of $227,409 (March 31, 2023 - $602,613) and an accumulated deficit of $617,180 (March 31, 2023 - $108,552).

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue and has cash requirements to meet its administrative overhead and maintain its exploration and evaluation interests.

The Company does not generate cash flows from operations and has therefore relied principally on the issuance of equity securities to finance its operation activities to the extent that such instruments are issuable under terms acceptable to the Company. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

These material uncertainties may cast significant doubt as to the ability of the Company to continue as a going concern.  The Interim Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations.

The assumption that the Company will be able to continue as a going concern is subject to critical judgments by management with respect to assumptions surrounding the short and long-term operating budget, expected profitability, investing and financing activities and management's strategic planning. Should those judgments prove to be inaccurate, management's continued use of the going concern assumption could be inappropriate. Although the Company has been successful in the past in obtaining financing, there can be no assurances that the Company will continue to obtain the additional financial resources necessary and/or achieve profitability or positive cash flows from its future operations. If the Company is unable to obtain adequate additional financing, the Company would be required to curtail its planned operations, and exploration and development activities.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

2. BASIS OF PRESENTATION

a. Unaudited interim financial data

The Interim Financial Statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed, and the Interim Financial Statements should be read in conjunction with the Company's annual audited financial statements for the year ended March 31, 2023 (the "AFS").

Basis of measurement

The Interim Financial Statements have been prepared on an accrual basis and are based on historical cost, except for certain financial instruments measured at fair value, as set out in the accounting policies disclosed in the AFS. The reporting and functional currency of the Company is the Canadian dollar ("$"), except where otherwise indicated. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in the AFS.

In the opinion of management, the Interim Financial Statements reflect all normal and recurring adjustments necessary for the fair presentation of the Company's financial position as at March 31, 2024, and results of its operations for each of the three and twelve month periods there ended. The results for the twelve-month period ended March 31, 2024 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2024, or for any other future annual or interim period.

These condensed interim financial statements were authorized for issue by the Board of Directors on August 26, 2024.

3. MATERIAL ACCOUNTING POLICY INFORMATION

a. Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are costs incurred in the course of the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All exploration expenditures are expensed as incurred.

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures incurred subsequent to this date related to development and construction are capitalized as construction-in-process and classified as a component of property, plant and equipment.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage. Capital expenditures to bring a property to a commercial production stage are also significant. To date, no amounts have been capitalized in respect of development activities. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

b. Exploration Property Acquisition Costs

Exploration property acquisition costs are capitalized. The application of the Company's accounting policy for exploration property acquisition and transaction costs requires judgment to determine the type and amount of such costs to be capitalized. Capitalized acquisition costs are written down in the period in which it is determined that the exploration property has no future economic value. Capitalized amounts may be impaired if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of Miata reviews the carrying value of each exploration property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, the amount is adjusted. Judgment is required to determine whether future economic benefits are likely, from either future exploration or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

c. Provisions

Liabilities are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. A provision is a liability of uncertain timing or amount.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to the passage of time is recognized as a financing expense.

d. Share-based Payments

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled transactions and, when determinable, are recorded at the value of the goods and services received. If the value of the goods and services received is not determinable, then the fair value of the share-based payment is used.

The Company uses the "Black-Scholes" Option Pricing Model for valuation of stock options ("Options") granted to directors, employees, and certain non-employees. For directors and employees, the fair value of the Options is measured at the date of grant. For grants to non-employees where the fair value of the goods or services is not determinable, the fair value of the Options is measured on the date the services are received.

The fair value of share-based payments is charged either to profit or loss or exploration and evaluation properties, with the offsetting credit to reserves. For directors, employees, and consultants, the value of Options is recognized over the vesting period based on the best available estimate of the number of Options expected to vest. If Options vest immediately, the expense is recognized when the Options are granted. Estimates are subsequently revised if there is any indication that the number of Options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods where vested. For non-employees, Options are recognized over the related service period. When Options are exercised, the amounts previously recognized in reserves are transferred to share capital.

In the event Options are forfeited prior to vesting, the associated fair value recorded to date is reversed. The fair value of any vested Options that expire remain in reserves.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

e. Share Capital

The Company records proceeds from share issuances net of issue costs and any tax effects in shareholders' equity. Common shares issued for consideration other than cash are valued based on their market value at the date the shares were issued. Common shares held by the Company are classified as treasury stock and recorded as a reduction to shareholders' equity.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in private placements to be the more easily measurable component of unit offerings and the common shares are valued at their fair value, as determined by the closing quoted bid price on the transaction date. The balance, if any, is allocated to any attached warrants or other features. Any fair value attributed to warrants is recorded as reserves.

Share issuance costs, which include commissions, facilitation payments, professional fees, and regulatory fees, are charged directly to share capital.

f. Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of outstanding stock options, warrants and other convertible instruments. In the periods when the Company reports a loss, the effect of potential issuances of shares under stock options and other convertible instruments is anti-dilutive. Therefore, basic and diluted loss per share are the same. When diluted earnings per share is calculated, only those stock options and other convertible instruments with exercise prices below the average trading price of the Company's common shares for the period will be dilutive.

g. Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset.

At initial recognition the Company classifies its financial instruments in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

g. Financial Instruments (continued)

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Financial assets and liabilities carried at FVTOCI are initially recorded at fair value. Unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVOCI are included in compressive income or loss in the period in which they arise.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

h. Accounting Standards and Pronouncements Not Yet Adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

- settlement of a liability includes transferring a company's own equity instruments to the counterparty, and

- when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The Company expects to adopt this amended policy beginning July 1, 2024, and does not anticipate there to be any material impact.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

4. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES, AND RISKS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Accounting estimates are:

- typically made in order to achieve the objective set out by the relevant accounting policy,

- relate to monetary amounts in the financial statements that are subject to measurement uncertainty, and

- typically involve the use of judgements or assumptions based on the latest available reliable information.

Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Actual results could differ from the amounts estimated in these Interim Financial Statements; uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.  To the extent there are material differences between estimates and the actual results, future results of operations will be affected. The more significant areas requiring the use of management's judgments, estimates, and assumptions include: the type and amount of exploration property acquisition and transaction costs eligible for capitalization; the assessment of indicators of impairment of exploration properties; the recognition of provisions for reclamation; the valuation of share-based compensation; the determination of income tax provisions and disclosures thereof, and whether accounting policies are material enough to merit disclosure or not.

Further information on management's judgments, estimates, and assumptions and how they may impact results are described in the relevant notes to these Interim Financial Statements.

5. EXPLORATION PROPERTIES

a) Cabin Lake

The Company entered into an option agreement dated August 25, 2022 (the "Option Agreement"), with Petram Exploration Ltd. ("Petram") pursuant to which the Company was granted an option (the "Option") to purchase 100% interest in the six mineral claims that comprise the Cabin Lake mineral property located in British Columbia ("Cabin Lake").

Cabin Lake
$
Balance, March 31, 2023	-

Acquisition costs, paid in cash	5,000
Value of common shares issued, including share issue costs (Note 7)	5,412

Balance, March 31, 2024	10,412

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

5. EXPLORATION AND EVALUATION EXPENDITURES (continued)

To keep the Option Agreement in good standing, and ultimately acquire Cabin Lake, the Company must make certain annual payments of cash and common shares to Petram, and complete minimum exploration expenditures on the property, as follows:

1. the payment of $35,000 in cash, in aggregate, as follows:

- $5,000 on the date Miata first lists it shares on a Canadian stock exchange (the "listing date") (paid, upon satisfaction of the July 20, 2023 listing on the CSE);

- $10,000 on the one-year anniversary of the listing date (paid - Note 11(b));

- $10,000 on the two-year anniversary of the listing date; and

- $10,000 on the three-year anniversary of the listing date.

2. incurring aggregate exploration expenditures of not less than $455,000 as follows:

- $55,000 on or before December 31, 2022 (incurred);

- $150,000 on the two-year anniversary of the listing date; and

- $250,000 on the three-year anniversary of the listing date.

3. issuing common shares of the Company, with such number to reflect the following values:

- $5,000 four months after the listing date (issued1, Note 6);

- $10,000 on the one-year anniversary of the listing date (Note 11(b));

- $20,000 on the two-year anniversary of the listing date; and

- $25,000 on the three-year anniversary of the listing date.

1 The Company incurred $206 in share issue costs which were capitalized to the value of Cabin Lake.

Upon completion of the Option, Petram will retains a 2% net smelter return royalty ("NSR"), for which the Company has the right to purchase 50% of the NSR, being one percent (1.0%), from Petram at any time after the Option has been exercised in exchange for a cash payment to Petram of $500,000.

Exploration and evaluation expenditures incurred at Cabin Lake have been expensed in the statements of loss and comprehensive loss  as follows (Note 8):

	Twelve months ended
	March 31, 2024	March 31, 2023
Assaying	$1,395	$9,973
Geological consulting	43,327	37,630
Surveying	-	28,350
Travel	7,539	-
Total	$52,261	$75,953

Cumulative balance	$128,214	$75,953

b) General exploration

As is typical of the mineral exploration industry, from time to time the Company reviews and undertakes preliminary work on exploration properties of interest in order to determine if there may be merit to acquiring an interest in such properties (Notes 11(d) and (e)).  There is no guarantee that any contemplated transaction will be concluded.  Details of exploration and evaluation activities, and related expenditures incurred on general exploration activities are as follows (Note 8):

	Twelve months ended
	March 31, 2024	March 31, 2023
Geological consulting	$22,974	$-
Travel	22,709	-
Total	$45,683	$-

Cumulative balance	$45,683	$-

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

6. PAYABLES, ACCRUED LIABILITIES AND AMOUNT DUE TO RELATED PARTY

	As at	As at
	March 31, 2024	March 31, 2023
Payables	$10,284	$23,252
Accrued liabilities	4,482	17,740
	$14,766	$40,992

Payables and accrued liabilities are non-interest bearing.  The Company's normal practice is to settle payables within 30-days, or as credit arrangements will allow.

7. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without par value.

Issued Share Capital

During the twelve months ended March 31, 2024, the Company issued a total of 12,405,076 common shares as follows:

• On November 30, 2023, the Company issued 20,576 shares pursuant to the Option Agreement (Note 5). The shares were issued at $0.243 per share.

• On July 12, 2023, the Company issued 12,384,500 common shares upon the conversion of 12,384,500 special warrants.  Accordingly, the Company reclassified $614,864 from Special Warrants to Share Capital.  The Company incurred $7,085 in share issuance costs in connection with the issuance of these shares.

During the year ended March 31, 2023, the Company issued a total of 14,130,000 common shares as follows:

• In November 2022, the Company closed a private placement and issued 6,000,000 units at $0.0025 per unit for gross proceeds of $15,000.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of $0.10 per common share for a period of five years.  No value was attributed to the warrants.

• In January 2023, the Company closed a private placement and issued 8,130,000 common shares at $0.01 per common share for gross proceeds of $81,300.  Of the total proceeds, $500 was recorded as subscriptions receivable, and settled subsequent to year end.

• In March 2023, the Company closed a private placement and issued 12,384,500 special warrant shares ("Special Warrants") at $0.05 per common share for gross proceeds of $619,225.  Of the total proceeds, $163,725 was recorded as subscriptions receivable as the funds from the private placement were received subsequent to year end. The Company paid share issuance costs of $4,361 in connection with the financing.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

7. SHARE CAPITAL (continued)

Warrants

As at March 31, 2024, there were 3,000,000 warrants, with an exercise price of $0.10 and an expiry date of November 30, 2027, outstanding.

	Share Purchase Warrants
	Number	Weighted average exercise price

Outstanding, March 31, 2023 and 2022	15,384,500	$0.10
Special warrant conversion	(12,384,500)	0.05
Outstanding, March 31, 2024	3,000,000	$0.10

Equity remuneration

Stock option plan

On May 12, 2023, the Company adopted an Omnibus Equity Incentive Plan (the "Plan"). The Plan provides that, subject to the requirements of the CSE, the aggregate number of securities reserved for issuance, set aside, and made available for issuance under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting of such securities.  Such securities include Options, restricted share units, share appreciation rights, deferred share unit rights, and performance share units (together, the "Incentive Securities").

The number of common shares which may be reserved in any 12-month period for issuance to any one individual upon exercise of all Incentive Securities held by that individual may not exceed 5% of the issued and outstanding common shares of the Company at the time of the grant.

Stock option activities are summarized in the table below.

	Number of Stock Options Outstanding	Weighted Average Exercise Price ($)
Balance, March 31, 2023 and 2022	-	-
Granted	1,300,000	0.23
Balance, March 31, 2024	1,300,000	0.23

On December 19, 2023, the Company granted 1,300,000 Options to officers, directors, and consultants to the Company (Note 7). The Options are exercisable at $0.23 per Option, 50% of which vested immediately on grant and the remainder of which vest 6-months after the date of grant.  The Options have an expiration date of 2 years. The fair value of the Options was determined using Black Scholes with the following assumptions: estimated volatility of 82.74%, risk-free interest rate of 3.99%, expected life of 2 years, exercise price of $0.23, a dividend yield of 0%, and a share price of $0.23.  The estimate of volatility was made with reference to the historical share prices of a group of similar companies as the Company's trading history is less than the two-year life of these Options.

During the twelve months ended March 31, 2024, the Company recognized stock-based compensation expense of $145,921 (March 31, 2023: $nil), in connection with the vesting of these Options.

Subsequent to March 31, 2024 the Company awarded additional Options to certain personnel (Note 11(a)).

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

7. SHARE CAPITAL (continued)

Details of stock options outstanding and exercisable as at March 31, 2024 are as follows:

Expiry date	Number of Stock Options Outstanding	Number of Stock Options Vested	Exercise price ($)
December 19, 2025	1,300,000	650,000	0.23
Total	1,300,000	650,000

As of March 31, 2024, the weighted average remaining life for the outstanding options was 1.72 years (March 31, 2023 - N/A).

As of March 31, 2024, there had been no other Incentive Securities awarded.

8. RELATED PARTY TRANSACTIONS

Key management personnel include the members of the Board of Directors and officers of the Company who have the authority and responsibility for planning, directing and controlling the activities of the Company.  The Company has determined that key management personnel consist of members of the Company's Board of Directors, legal entities they control, and the Company's corporate officers.

Amounts paid and accrued to directors and officers are as follows:

	March 31, 2024	March 31, 2023
Management fees	$38,971	$5,193
Share-based payments	83,521
Exploration and evaluation expenditures	-	3,818
Consulting fees	9,361	-
Office and administrative expenses - Rent	40,050	-
Total related party transactions	$171,903	$9,011

During the three- and twelve-months ended March 31, 2024, management fees included $nil and $35,971 (March 31, 2023: $4,663, and $5,193), respectively, incurred to an entity controlled by the former Chief Financial Officer of the Company.  The current CFO earned $2,250, and $3,000 during the three- and twelve-months ended March 31, 2024, respectively (March 31, 2023: $nil and $nil).

Consulting fees of $9,361 and rent of $40,050 were paid to a company controlled by certain directors of the Company in the twelve months ended March 31, 2024 (March 31, 2023: $nil).

Included in accounts payable and accrued liabilities as of March 31, 2024, is $7,923 due to NGD, an entity controlled by the Interim CEO as a reimbursement for certain out of pocket expenses incurred in connection with general exploration activities (Note 5), and $798 in management fees was due to the Company's current CFO.  These amounts are non-interest bearing with no specific terms of repayment.

Tyee is a subsidiary of Blackbird Critical Metals Corp., and entity with an officer and director in common.  As at March 31, 2024 there was an amount of $15,000 payable to Tyee pursuant to having paid a third-party vendor on behalf of Tyee.  The amount was settled prior to the date of issuance of the Interim Financial Statements.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets consist of the cash held on deposit, and its financial liabilities consist of accounts payable and accrued liabilities. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted due to their short-term nature.

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	March 31, 2024 $	March 31, 2023 $
FVTPL:
Cash	Level 1	249,181	479,380
		249,181	479,380

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2024 $	March 31, 2023 $
Amortized cost:
Accounts payable	10,284	23,252
Accrued liabilities	4,482	17,740
Due to related party	15,000	-
	29,766	40,992

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. As most of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to exchange risk as its mineral property interests are located in Canada and transactions are conducted in Canadian dollars.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages this risk by careful management of its working capital. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There is no assurance of continued access to significant equity funding. The Company requires additional funding to continue with its ongoing operations and exploration commitments and accordingly is exposed to liquidity risks.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

10. MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as its cash and share capital.

The Company's objective when managing capital is to maintain corporate and administrative functions necessary to support the Company's operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

11. SUBSEQUENT EVENTS

a) Option Awards

On May 13, 2024, Miata awarded certain consultants to the Company an aggregate of 535,000 Options.  The Options have an exercise price of $0.25 and a term of 3 years.  Half of the Options will vest six months after the date of the grant, and the remaining half of the Options vesting twelve months after the date of the grant.

On June 25, 2024, Miata awarded certain directors, officers and consultants to the Company an aggregate of 1,400,000 Options.  The Options have an exercise price of $0.52 and a term of 3 years, all of which vested immediately upon grant.

b) Cabin Lake anniversary payments

Pursuant to an amendment to the payment terms of the Option Agreement, the one-year anniversary cash payment and year-end share issuance obligations to keep the option of Cabin Lake in good standing were settled with a cash payment of $20,000, with Petram agreeing to receive the $10,000 portion that was originally due to be paid in common shares of the Company in cash.

c) Private Placement financing

On June 26, 2024, Miata closed a non-brokered private placement financing raising gross proceeds of $1,750,000 (the "June Private Placement"). Under the terms of the June Private Placement, Miata issued 5,833,333 units of the Company at a price of $0.30 per unit.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant, entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until June 25, 2026.

The warrants issued in this private placement are subject to an acceleration right held by Miata, such that if the Company's share price closes above $0.50 for a period of 10 consecutive trading days, the Company may, at any time after such an occurrence, give written notice to the holders of the warrants that the warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the delivery of such notice, unless exercised by the holders prior to such date.

Miata Metals Corp. Notes to the Condensed Interim Financial Statements For the three and twelve months ended March 31, 2024 (Unaudited - Expressed in Canadian dollars)

11. SUBSEQUENT EVENTS (continued)

d) Business Combination Agreement with 79 North Inc.

On August 6, 2024, Miata announced that it had entered into a definitive agreement (the "BCA") to acquire all of the issued and outstanding shares of 79North Inc. ("79North").

79North currently holds a 70% interest in the Sela Creek gold project ("Sela Creek"), and a 70% interest in the Nassau gold project ("Nassau"), both located in southern Suriname and within the Marowijne Greenstone Belt.

Under the terms of the BCA, Miata proposes to issue 9,000,000 common shares to 79North shareholders in exchange for 100% of the outstanding shares of 79North at the date of closing (the "Acquisition").  Outstanding 79North stock options and share purchase warrants are proposed to be adjusted using the exchange ratio based on the 79North share count on the date of closing. Following the completion of the Acquisition, 79North will be a wholly-owned subsidiary of the Company.

As a condition of entering into the BCA, Miata provided a secured bridge loan to 79North for $200,000 (the "Bridge Loan")  to be used by 79North to cover its transaction costs and settle its outstanding liabilities prior to closing.  The loan is non-interest bearing and repayable immediately

If the Transaction is not completed by the Completion Deadline (as defined in the Definitive Agreement), the entire unpaid Principal Sum shall be due and payable immediately by the 79North if the Acquisition is not completed.

Miata has also agreed to issue 1,000,000 common shares to an arm's length finder as part of the Acquisition at closing. Under securities legislation, these shares will carry a resale restriction of four months and one day from the date of issuance.

There is no certainty, that the Company will complete the proposed Acquisition, as closing is subject to shareholder approval of 79North, stock exchange approval, as applicable, standard closing deliverables, and other customary conditions typical for a transaction of this nature.

e) Option to acquire 100% of Sela Creek gold project, Suriname.

On August 26, 2024, Miata announced that it had entered into an option agreement (the "Sela Creek Agreement") with the owners (the "Optionor") of Sela Creek, allowing Miata to increase its earn-in option to 100% ownership, from the 70% currently held by 79North.

As consideration to acquire 100% of Sela Creek, Miata has agreed to make payments and complete work expenditures as follows:

  US$10,000 cash payment upon signing a term sheet with the Optionor (paid).
  Additional US$45,000 deposit prior to signing the Sela Creek Agreement (paid).
  US$45,000 cash payment and issuance of US$50,000 of Miata common shares to the Optionor within five business days of signing the Sela Creek Agreement.
  US$100,000 cash payment and issuance of US$100,000 of Miata common shares to the Optionor within 12 months of signing the Sela Creek Agreement.
  US$1,000,000 work commitment, US$250,000 cash payment, and issuance of US$150,000 of Miata common shares to the Optionor within 24 months of signing the Sela Creek Agreement.
  US$1,000,000 work commitment, US$500,000 cash payment, and issuance of US$150,000 of Miata common shares to the Optionor within 36 months of signing the Sela Creek Agreement.

Upon exercise of the option, Miata shall grant the Optionor a 2.0% NSR from the sale of gold mined from Sela Creek. Miata shall have a right to purchase (i) one half percent (0.5%) of the NSR for a payment of US$500,000, and (ii) an additional one-half percent (0.5%) of the NSR for US$2,500,000.